Mail Stop 3561

June 19, 2009

Joseph W. McHugh, Jr.
Chief Financial Officer
Rand Logistics, Inc.
461 Fifth Avenue, 25th Floor
New York, NY 10017

> **Re: Rand Logistics, Inc.**
> **File No. 001-33345**
> **Form 10-K: For the fiscal year ended March 31, 2008**

Dear Mr. McHugh:

We have reviewed your June 12, 2009 correspondence and have the following comments. We ask you to revise future filings in response to some of these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the fiscal year ended March 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 14

1. You state in your response to our prior comment number 2 that you plan to limit the disclosure of the non-GAAP measures "EBITDA" and "adjusted EBITDA" to your press releases furnished pursuant to Item 701 of Form 8-K. However, we do not believe that your response or your proposed disclosure adequately explain why those non-GAAP measures provide investors with useful information regarding your company's performance, financial condition, or liquidity. You state that you believe the measures are useful to investors because the capital intensive nature of your industry often results in significant depreciation and amortization. However, this does not explain why it is useful for investors to

disregard these costs for capital intensive businesses such as yours. You also state that these measures are used to measure "cash earnings" of your company. Given that EBITDA is operating income before depreciation and amortization, and that operating income is based on the accrual method of accounting, we cannot concur that EBITDA reflects cash basis earnings. From your response, it would appear that operating cash flow would best serve your intended purpose. As such, we believe that the disclosure of "EBITDA" and "adjusted EBITDA" should also be discontinued in your press releases furnished on Form 8-K. Please revise or advise.

2. We have reviewed your responses to our prior comment numbers 3 and 4. However, we are unable to assess the adequacy of your intended disclosure, since your response did not include an example of such disclosure as requested in our prior comments. Please provide us with proposed MD&A disclosure that appropriately analyzes and discusses both (i) the results of your U.S. operations and Canadian operations on a separate basis and (ii) your company's operating expenses. Based upon the disclosure in Note 20 to your financial statements for the fiscal year ended March 31, 2008 and Note 17 to your financial statements for the nine month period ended December 31, 2008, we note that it may be necessary to discuss the revenue and expenses of your U.S. operations and Canadian operations on a separate basis in order to adequately explain the changes in your company's results of operations.

Financial Statements

Notes to the Consolidated Financial Statements

Note 2. Significant Accounting Policies

Revenue Recognition, page F-7

3. You state in your response to our prior comment number 11 that "costs attributable to voyage charters that are not subcontracted to other freight providers are recognized ratably over the period from the departure of the vessel from its original shipping point to its destination." However, we note that your accounting policy does not appear to comply with any of the alternatives outlined in EITF 91-9. As such, please revise your accounting policy and tell us the method of cost recognition that you expect to use in future periods. Alternatively, tell us why you believe that a revision to your accounting policy is unnecessary.

Note 20. Segment Information, page F-28

4. Based upon your response to our prior comment number 22, it appears that you believe that your company operates as a single reportable segment, as each of your vessels meets the definition of an operating segment, and each operating

segment qualifies for aggregation based upon the criteria outlined in paragraph 17 of SFAS No. 131. However, we also note that your U.S. operations and Canadian operations reflect two separate operating entities (i.e., Lower Lakes Transportation Company and Lower Lakes Towing, Ltd.), each of which appears to be a separate "reporting unit" based upon your response to our prior comment number 23. Furthermore, given that maritime laws place certain restrictions on the service routes of vessels based upon the country in which the vessels are flagged, it appears that management would review/ assess the performance of your company's U.S. operations and Canadian operations on a separate basis prior to making decisions about the allocation of resources – including, decisions regarding the expansion or reduction of fleet size. For the aforementioned reasons, it appears that it would be appropriate to specifically assess whether your U.S. operations and Canadian operations qualify for aggregation based upon the criteria outlined in paragraph 17 of SFAS No. 131. In this regard, we acknowledge that your U.S. operations and Canadian operations appear to meet several of the qualitative factors that must be considered prior to aggregating two or more operating segments into a single reportable segment. However, it still unclear to what extent your U.S. operations and Canadian operations have demonstrated similar long-term financial performance. Given that you have stated in your response to our prior comment number 4 that the difference in the financial performance between your U.S. operations and Canadian operations has historically resulted from the U.S. tax provision, dividend accrual, and corporate overhead, please (i) tell us the amount of income generated by each region prior to the allocation of such expenses for each of your last two fiscal years and (ii) quantify and explain in detail any factors that have resulted in material differences in the performance of the two regions over such periods, if applicable. Your response should also explain in detail why there were significant differences in the revenue growth rates of your Canadian operations and U.S. operations for both fiscal year 2008 and the nine month period ended December 31, 2008.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jeffrey Sears at 202-551-3302 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief